Exhibit 99.1

Confidential Draft

Ambow Education Announces Third Quarter 2020 Financial Results

BEIJING, December 17, 2020 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and nine-month periods ended September 30, 2020.

“While our business continued to be impacted by COVID-19-related macro headwinds during the third quarter of 2020, I am pleased to report that after a solid start to the new fall semester, revenue from the K-12 schools segment increased 18.8% year-over-year. Encouragingly, deferred revenue related to tuition and course fees and our education service platform increased 12.4% to US$37.9 million from the year-ago period and reached its highest level since 2015, reflecting the resilience of our business. Supported by ample cash resources and a healthy balance sheet, our core strength and fundamentals remain solid across our key segments,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “We are excited that in September we won the bid for a Technical and Vocational Education and Training (TVET) Center project that is financially supported by the Asian Development Bank as a part of its inclusive growth project in Ziyang City of Sichuan Province. This achievement demonstrates our exceptional capabilities and leading position in the vocational and technical education sector.”

“We continued to execute our key strategies to pursue more balanced growth, while providing high quality educational services that better engage students against the challenging backdrop of the COVID-19 environment. Leveraging our 20-year proven track record in curriculum development, professional training, job placement and education technology innovation, we are making massive progress in building out our online-to-offline education SaaS platform, Huanyujun Education Hub. We have gradually started rolling out Amazon Web Services (AWS) and Cisco-authorized certification and training courses on the Huanyujun Education Hub, which is already supported by our cutting-edge educational solutions such as Ambow Panorama Digital Teaching System and Ambow Cloud Platform. We believe these best-in-class educational services and course offerings will broaden our appeal to a wider student base as they pursue professional certifications for their technology careers. ”

“Going forward, we will maintain our strategic efforts to enrich our educational service offerings, optimize operating efficiencies, and increase student enrollments and engagement. We remain confident that our efforts will support the long-term sustainability of our overall business,” concluded Dr. Huang.

Third Quarter 2020 Financial Highlights

•	Net revenues for the third quarter of 2020 decreased by 6.2% to US$16.6 million from US$17.7 million in the same period of 2019. The decrease was primarily from fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the increase in the revenue from K-12 schools driven by higher enrollment and the revenue from NewSchool of Architecture and Design, LLC (“NewSchool”), acquired in the first quarter of 2020.

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•	Gross profit for the third quarter of 2020 decreased by 77.8% to US$1.0 million from US$4.5 million in the same period of 2019. Gross profit margin was 6.0%, compared with 25.4% for the third quarter of 2019. The decreases in gross profit and margin were mainly attributable to the decrease in net revenues from CP&CE Programs.

•	Operating expenses for the third quarter of 2020 decreased by 3.4% to US$14.0 million from US$14.5 million for the same period of 2019. The decrease was primarily attributable to stringent expense controls to improve operating efficiency, and partially offset by operating expenses related to NewSchool.

•	Net loss attributable to ordinary shareholders was US$12.5 million, or US$0.29 per basic and diluted share, compared with a net loss of US$10.2 million, or US$0.23 per basic and diluted share, for the third quarter of 2019.

•	As of September 30, 2020, Ambow maintained strong cash resources of US$44.0 million, comprised of cash and cash equivalents of US$12.7 million and short-term investments of US$31.3 million.

•	As of September 30, 2020, the Company’s deferred revenue balance was US$37.9 million, representing a 59.9% increase from US$23.7 million as of December 31, 2019, mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and deferred revenue collected from our colleges for the fall semester of 2020.

First Nine Months 2020 Financial Highlights

•	Net revenues for the first nine months of 2020 decreased by 8.0% to US$52.8 million from US$57.4 million in the same period of 2019. The decrease was primarily from fewer boarding and other ancillary services provided for K-12 schools as result of temporary COVID-19-related campus closures in the first half of 2020, and fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the revenue from NewSchool which was acquired in the period.

•	Gross profit for the first nine months of 2020 decreased by 40.5% to US$11.6 million from US$19.5 million in the same period of 2019. Gross profit margin was 22.0%, compared with 34.0% for the first nine months of 2019. The decreases in gross profit and margin were mainly attributable to the decrease in net revenues from CP&CE Programs.

•	Operating expenses for the first nine months of 2020 decreased by 1.9% to US$30.4 million from US$31.0 million for the same period of 2019. The decrease was primarily attributable to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by NewSchool’s operating expenses.

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•	Net loss attributable to ordinary shareholders was US$10.9 million, or US$0.25 per basic and diluted share, compared with a net loss of US$12.3 million, or US$0.28 per basic and diluted share, for the first nine months of 2019.

On October 5, 2020, the Company completed a registered direct offering of 1,507,538 American Depositary Shares (“ADSs”, representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS. The Company also issued to investors registered warrants to purchase up to an aggregate amount of 603,016 ADSs (representing 1,206,032 Class A Ordinary Shares). Net proceeds from this offering were approximately US$5.2 million.

The Company's financial and operating results for the third quarter and first nine months of 2020 can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2020 are based on the effective exchange rate of 6.7896 as of September 30, 2020; all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2019 are based on the effective exchange rate of 7.1477 as of September 30, 2019; all amounts translated from RMB to U.S. dollars as of December 31, 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of September 30,		As of December 31,
	2020		2019
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	12,677	86,072	157,600
Restricted cash	2,006	13,621	-
Short term investments, available for sale	26,898	182,629	57,487
Short term investments, held to maturity	4,419	30,000	31,000
Accounts receivable, net	3,616	24,549	17,939
Amounts due from related parties	907	6,159	2,318
Prepaid and other current assets, net	23,150	157,177	133,296
Total current assets	73,673	500,207	399,640
Non-current assets:
Property and equipment, net	21,603	146,678	157,463
Land use rights, net	254	1,726	1,759
Intangible assets, net	8,168	55,458	56,607
Goodwill	3,787	25,710	60,353
Deferred tax assets, net	538	3,653	10,195
Operating lease right-of-use asset	38,704	262,787	257,361
Finance lease right-of-use asset	884	6,000	6,450
Other non-current assets, net	12,429	84,388	70,971
Total non-current assets	86,367	586,400	621,159

Total assets	160,040	1,086,607	1,020,799

LIABILITIES
Current liabilities:
Short-term borrowings *	2,948	20,013	-
Deferred revenue *	37,906	257,368	165,111
Accounts payable *	2,284	15,500	14,718
Accrued and other liabilities *	27,277	185,203	192,957
Income taxes payable, current *	27,060	183,729	180,715
Amounts due to related parties *	718	4,876	1,971
Operating lease liability, current *	7,459	50,642	53,512
Total current liabilities	105,652	717,331	608,984
Non-current liabilities:
Income taxes payable, non-current *	5,094	34,589	32,152
Operating lease liability, non-current *	34,723	235,756	216,067
Total non-current liabilities	39,817	270,345	248,219

Total liabilities	145,469	987,676	857,203

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and September 30, 2020)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,858,199 and 38,895,700 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	108	731	730
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	13	90	90
Additional paid-in capital	516,868	3,509,330	3,508,745
Statutory reserve	620	4,210	20,185
Accumulated deficit	(505,202)	(3,430,122)	(3,371,815)
Accumulated other comprehensive income	2,420	16,429	6,341
Total Ambow Education Holding Ltd.’s equity	14,827	100,668	164,276
Non-controlling interests	(256)	(1,737)	(680)
Total equity	14,571	98,931	163,596
Total liabilities and equity	160,040	1,086,607	1,020,799

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	52,742	358,098	409,367	16,560	112,439	126,729
Intelligent program and services	52	352	1,193	40	269	(173)
Total net revenues	52,794	358,450	410,560	16,600	112,708	126,556
COST OF REVENUES
Educational program and services	(40,898)	(277,683)	(265,454)	(15,518)	(105,359)	(92,934)
Intelligent program and services	(345)	(2,340)	(5,818)	(130)	(882)	(1,109)
Total cost of revenues	(41,243)	(280,023)	(271,272)	(15,648)	(106,241)	(94,043)

GROSS PROFIT	11,551	78,427	139,288	952	6,467	32,513
Operating expenses:
Selling and marketing	(5,576)	(37,861)	(40,778)	(2,011)	(13,655)	(15,607)
General and administrative	(18,739)	(127,230)	(140,510)	(6,331)	(42,987)	(48,116)
Research and development	(656)	(4,456)	(1,555)	(259)	(1,758)	(1,087)
Impairment loss	(5,405)	(36,699)	(38,754)	(5,405)	(36,699)	(38,754)
Total operating expenses	(30,376)	(206,246)	(221,597)	(14,006)	(95,099)	(103,564)

OPERATING LOSS	(18,825)	(127,819)	(82,309)	(13,054)	(88,632)	(71,051)

OTHER INCOME (EXPENSES)
Interest income	1,053	7,150	3,343	444	3,015	1,823
Foreign exchange gain (loss), net	5	31	46	(1)	(4)	45
Other income (loss), net	124	840	193	(105)	(712)	7
Gain from deregistration of subsidiaries	584	3,967	1,279	10	70	-
Gain on disposal of subsidiaries	111	752	-	111	752	-
Gain on the bargain purchase	5,932	40,273	-	-	-	-
Gain on sale of investment available for sale	365	2,477	422	209	1,421	3
Total other income	8,174	55,490	5,283	668	4,542	1,878
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(10,651)	(72,329)	(77,026)	(12,386)	(84,090)	(69,173)
Income tax expense	(353)	(2,399)	(11,032)	(114)	(776)	(3,634)

NET LOSS	(11,004)	(74,728)	(88,058)	(12,500)	(84,866)	(72,807)
Less: Net (loss)/income attributable to non-controlling interest	(153)	(1,040)	(269)	(49)	(332)	4

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(10,851)	(73,688)	(87,789)	(12,451)	(84,534)	(72,811)

NET LOSS	(11,004)	(74,728)	(88,058)	(12,500)	(84,866)	(72,807)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	1,581	10,731	(3,267)	354	2,403	(93)
Unrealized gains on short term investments
Unrealized holding gains arising during period	224	1,518	1,238	85	578	538
Less: reclassification adjustment for gains included in net income	318	2,161	489	220	1,493	37
Other comprehensive income (loss)	1,487	10,088	(2,518)	219	1,488	408

TOTAL COMPREHENSIVE LOSS	(9,517)	(64,640)	(90,576)	(12,281)	(83,378)	(72,399)

Net loss per share – basic and diluted	(0.25)	(1.69)	(2.02)	(0.29)	(1.94)	(1.67)

Weighted average shares used in calculating basic and diluted net loss per share	43,583,448	43,583,448	43,496,848	43,595,871	43,595,871	43,512,447

AMBOW EDUCATION HOLDING LTD. UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,372,409)	6,341	(680)	163,002
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	7,895	-	7,895
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	118	-	118
Deregistration of subsidiaries	-	-	-	-	-	(15,473)	15,473	-	-	-
Net income/(loss)	-	-	-	-	-	-	4,807	-	(297)	4,510
Balance as of June 30, 2020	38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,389)	182,219
Share-based compensation	-	-	-	-	239	-	-	-	-	239
Issuance of ordinary shares for restricted stock award	12,501	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,403	-	2,403
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(915)	-	(915)
Deregistration of subsidiary	-	-	-	-	-	-	-	-	(16)	(16)
Disposal of subsidiaries	-	-	-	-	(133)	(502)	502	-	-	(133)
Net loss	-	-	-	-	-	-	(84,534)	-	(332)	(84,866)
Balance as of September 30, 2020	38,895,700	731	4,708,415	90	3,509,330	4,210	(3,430,122)	16,429	(1,737)	98,931

Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income (loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234
Share-based compensation	-	-	-	-	244	-	-	-	-	244
Foreign currency translation adjustment	-	-	-	-	-	-	-	(93)	-	(93)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	501	-	501
Net (loss) / income	-	-	-	-	-	-	(72,811)	-	4	(72,807)
Balance as of September 30, 2019	38,804,032	729	4,708,415	90	3,508,504	20,149	(3,359,627)	5,787	(1,553)	174,079

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Discussion of Segment Operations

(All amounts in thousands)

	For the nine months ended September 30,			For the three months ended September 30,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	27,360	185,766	203,214	8,685	58,966	52,256
CP&CE Programs	25,434	172,684	207,346	7,915	53,742	74,300
Total net revenues	52,794	358,450	410,560	16,600	112,708	126,556
COST OF REVENUES
K-12 Schools	(17,670)	(119,972)	(128,887)	(6,692)	(45,430)	(38,794)
CP&CE Programs	(23,573)	(160,051)	(142,385)	(8,956)	(60,811)	(55,249)
Total cost of revenues	(41,243)	(280,023)	(271,272)	(15,648)	(106,241)	(94,043)
GROSS PROFIT
K-12 Schools	9,690	65,794	74,327	1,993	13,536	13,462
CP&CE Programs	1,861	12,633	64,961	(1,041)	(7,069)	19,051
Total gross profit	11,551	78,427	139,288	952	6,467	32,513